Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
October 15, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	Athersys, Inc. Registration Statement on Form S-3, Amendment 3 Filed October 10, 2007 File Number 333-144433
Dear Mr. Riedler:
     Athersys, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated October 12, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, Amendment 3, filed October 10, 2007.
     Below is the Company’s response to the comment in the Comment Letter. For the convenience of the staff, we have repeated the staff’s comment before the response.
FORM S-3
Unaudited Consolidated Financial Statements, page I-1
1. Background; Recent Merger and Offering, I-5
1.	Please clarify your response to comment four by providing an analysis of how you derived the deemed dividend in the amount of $4.8 million. Your analysis should include quantification of preferred stock and warrants by their type, their original conversion ratio/exercise price, their revised conversion ratio/exercise price, fair value of common stock, and how you estimated the fair value of the common stock. In addition, since you appear to imply that the change in the conversion ratios affected the fair value of the common stock, please explain why.
          Response:
          In June 2007, a wholly-owned subsidiary of the Company merged with and into Athersys, Inc. (“Old Athersys”), whereby Old Athersys became a wholly-owned

Securities and Exchange Commission
October 15, 2007

subsidiary of the Company (the “Merger”). Prior to the consummation of the Merger, Old Athersys negotiated with holders of its convertible preferred stock a planned restructuring of its capital stock, which included the conversion of the preferred stock into shares of Old Athersys common stock, the termination of the warrants issued to the former holders of Class C convertible preferred stock and the termination of rights to preferred dividends, including the elimination of the accrued dividends payable to the former holders of Class C convertible preferred stock. After all preferred shares were converted to common stock, each share of Old Athersys common stock was exchanged for 0.0358493 shares of common stock of the Company pursuant to the Merger. Immediately following the Merger, the Company issued and sold shares of common stock and warrants to purchase shares of common stock to new investors for gross proceeds of $65.0 million (the “Financing”).
          As part of the restructuring noted above, Old Athersys negotiated new conversion ratios/values for each class of preferred stock. The new conversion ratios/values were put into place through a charter amendment, contingent upon the completion of the Merger (which itself was contingent upon the Financing).
          In determining whether there was an inducement, the Company considered EITF D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, and by reference therein, FASB Statement No. 84 Induced Conversions of Convertible Debt. In summary, the literature states that if there is a change in preferred stock conversion ratios and holders of preferred stock receive more value as a result of the conversion than they would have received under the original conversion terms, then there is an induced conversion. The additional value would represent the inducement amount that would constitute a deemed dividend to be included in the Net Loss Attributable to Common Stockholders.
          Our calculation of the inducement charge is in Table 1 below. The inducement analysis is completed on a class-by-class basis, and the inducement amounts are aggregated for the total inducement value that would constitute the deemed dividend.
          The Class C preferred stockholders had accrued dividends and warrants that were given up as part of the restructuring. The Class C dividends, which would have otherwise survived the restructuring, have been included in the inducement analysis. The Class C warrants were significantly out-of-the-money with very limited option value, if any, and, therefore, no value was assigned to these securities as part of the analysis. The shares of Class E preferred stock were no longer convertible at the time of the Merger and Financing, but were assigned a new conversion ratio as part of the restructuring.

Securities and Exchange Commission
October 15, 2007

Table 1
Analysis of Induced Conversion

	1	2	3	4	5	6	7	8	9	10
Class	Preferred	Original con-	Pro forma	FV per share	Pro forma value	New con-	Common	FV per share	Value	Inducement Amount
	shares	version ratio	common shares	$	$	version ratio	shares	$	$	$
A	2,739,000	1.0	2,739,000	$0.141	386,000	2.163324	5,925,344	$0.141	836,000	450,000
B	319,800	1.0	319,800	$0.141	45,000	2.163324	691,831	$0.141	99,000	54,000
D	150,000	1.0	150,000	$0.141	21,000	2.163324	324,499	$0.141	46,000	25,000
G	639,450	1.0	639,450	$0.141	90,000	2.163324	1,383,338	$0.141	196,000	106,000
C	2,766,300	1.0	2,766,300	$0.141	390,000	4.322537	11,957,434	$0.141	1,687,000	None
C	Dividend	NA	NA	NA	9,507,000	NA	NA	NA
C	Warrant	NA	NA	NA	NA	NA	NA	NA
F	3,541,666	1.0	3,541,666	$0.141	499,000	9.292039	32,909,299	$0.141	4,642,000	4,143,000
E	12,015	None	0	NA	0	12.484395	150,000	$0.141	22,000	22,000
	10,168,231		10,156,216				53,341,744			4,800,000

          The fair value per common share was estimated with the assistance of an independent valuation specialist based on the factors noted below. The Company sold common stock and warrants to purchase common stock in the Financing. Each share of common stock was sold together with a warrant to purchase 0.25 shares of common stock. These securities were sold for $5.00, with the 0.25 share warrant representing approximately $0.64 of value and the share of stock valued at $4.36. On an exchange-rate adjusted basis, the Company’s common stock sold to new investors in the Financing would be worth $0.156 per share.
          The Company sold securities in the Financing with an agreement to register these securities. Because the Company has no current intention to register common stock received by Old Athersys preferred stockholders as a result of the Merger exchange, the common stock will be restricted for resale until a Rule 144 exception can be relied upon, at the earliest one year from the Merger date. Therefore, a marketability discount was estimated for the period between the expected registration effectiveness date and one year (i.e., protective put, nine-month exercise period). Our valuation specialist advised that using a range of volatility assumptions representative for biotechnology through more mature pharmaceutical companies gives a marketability discount range from approximately 8.5% to 25%. A discount at the lower end of the range was suggested by our valuation specialist to arrive at $0.141 fair value for the common stock held by the former preferred stockholders post-conversion.
          Further, our calculation above did not use a different fair value of common shares due to the change in conversion ratios.
* * *

Securities and Exchange Commission
October 15, 2007

          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-431-9900

Sincerely, ATHERSYS, INC.
/s/ Gil Van Bokkelen

Gil Van Bokkelen